# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clearway Energy, Inc., CIK 0001567683
CUSIP: 18539C105
Title of class of securities: Class A common stock; Class C common stock
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 01/28/2025
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Julie Ashworth, BlackRock, Inc., 50 Hudson Yards, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 42,897,568; shared voting power 0; sole dispositive power 42,897,568; shared dispositive power 0; aggregate amount beneficially owned 42,897,568 (55.5% of the class)
  Comment: This Schedule 13D relates to the following classes of securities: Class A Common Stock with CUSIP No. 18539C105 and Class C Common Stock with CUSIP No. 18539C204 of the Issuer. Due to the new Edgar XML filing requirements, cover pages are limited to one class of security. The cover page of this Schedule 13D filing relates to the Class A Common Stock. Rows (7), (9) and (11) equal 43,754,674 shares of Class C Common Stock and row (13) equals 35.1% of the Class C Common Stock. This comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer registered pursuant to Section 12(b) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock; Class C common stock
Name of issuer: Clearway Energy, Inc.
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Comment:
Explanatory Note

This statement on Schedule 13D (the "Schedule 13D") (i) constitutes an initial statement on Schedule 13D for BlackRock Portfolio Management LLC ("BPM"), an indirect wholly-owned subsidiary of BlackRock, Inc. ("BlackRock"), and (ii) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 10, 2018, as amended by Amendment No. 1 filed with the SEC on May 25, 2022, Amendment No. 2 filed with the SEC on September 15, 2022, and Amendment No. 3 filed with the SEC on June 28, 2024 (as so amended, the "GIP Schedule 13D"), by and on behalf of Global Infrastructure Investors III, LLC ("Global Investors"), Global Infrastructure GP III, L.P. ("Global GP"), GIP III Zephyr Midco Holdings, L.P. ("Midco"), Zephyr Holdings GP, LLC ("Zephyr GP"), GIP III Zephyr Acquisition Partners, L.P. ("Zephyr") and Clearway Energy Group LLC ("Clearway Energy Group" and, collectively with Global Investors, Global GP, Midco, Zephyr GP and Zephyr, the "GIP Entities").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by BPM, a Delaware limited liability company and an indirect wholly-owned subsidiary of BlackRock, on behalf of the Reporting Business Units (as defined below).

In accordance with SEC Release No. 34-39538 (January 12, 1998), BPM is reporting securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities is disaggregated from that of the Reporting Business Units in accordance with such release.
Residence or business address: The principal office and business address of BPM is 50 Hudson Yards, New York, NY 10001.
Present principal occupation or employment: Current information concerning the identity and background of each of the executive officers and directors of BlackRock is set forth on Annex A (collectively, the "Covered Persons"), attached hereto and incorporated herein by reference. BPM does not have any executive officers or directors.
Criminal convictions in the last five years:
During the last five years, neither BPM, nor to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

Neither the present filing nor anything contained herein shall be construed as an admission that BPM constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act.
Civil proceedings (securities laws) in the last five years:
During the last five years, neither BPM, nor to the best of its knowledge, any Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BPM constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act.
Citizenship: Current information concerning the identity and background of each of the Covered Persons is set forth on Annex A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 12, 2024, BlackRock entered into a Transaction Agreement (as amended, restated or supplemented from time to time, the "Transaction Agreement") to acquire 100% of the business and assets of Global Infrastructure Management, LLC ("GIP Parent") for a total consideration of $3 billion in cash and approximately 12 million shares of BlackRock common stock (the "GIP Transaction"). Approximately 30% of the total consideration, all in stock, has been deferred and is expected to be issued in approximately five years, subject to the satisfaction of certain post-closing events. The shares of BlackRock common stock were issued in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The GIP Transaction closed on October 1, 2024.

Pursuant to the Transaction Agreement, BlackRock acquired the business and assets of GIP Parent by first effecting a merger in accordance with Section 251(g) of the Delaware General Corporation Law. BlackRock merged with a direct wholly owned subsidiary ("Merger Sub") of BlackRock Funding, Inc., a direct wholly owned subsidiary of BlackRock ("BlackRock Funding"), with BlackRock surviving the merger as a direct wholly owned subsidiary of BlackRock Funding (the "BlackRock Merger"). Each share of common stock, $0.01 par value per share, of BlackRock issued and outstanding immediately prior to the closing of the BlackRock Merger (other than shares of common stock held in treasury by BlackRock not held on behalf of a third party, which shares were cancelled) was converted into one share of common stock, $0.01 par value per share, of BlackRock Funding. Following the BlackRock Merger, BlackRock Funding became the publicly listed company with the name "BlackRock, Inc." and acquired all of the issued and outstanding limited liability company interests of GIP Parent. Following the completion of the GIP Transaction, BlackRock was renamed "BlackRock Finance, Inc." and is a wholly owned subsidiary of BlackRock Funding (which has been renamed "BlackRock, Inc.").

On January 28, 2025, in connection with an internal reorganization, BPM has been delegated authority to file this Schedule 13D with respect to the 42,760,591 shares of Class A Common Stock and 42,075,949 shares of Class C Common Stock beneficially owned by the GIP Entities as of January 28, 2025.

At the time of the internal reorganization, certain of BlackRock's investment adviser subsidiaries (each an "Advisory Subsidiary" and collectively the "Advisory Subsidiaries"), in their capacity as investment advisers to certain client accounts, held beneficial ownership of shares of Class A Common Stock and shares of Class C Common Stock. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries. Following the internal reorganization, BPM has been delegated authority to file this Schedule 13D with respect to the 136,977 shares of Class A Common Stock and 1,678,725 Class C Common Stock (the "Reporting Advisory Shares") beneficially owned by the Reporting Business Units of the Advisory Subsidiaries (the "Reporting Advisory Subsidiaries") as of January 28, 2025, which were acquired for an aggregate purchase price of approximately $3,266,234 and $42,202,032, respectively. Transactions made for investment purposes in the ordinary course of business of the Reporting Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by the GIP Entities for their own accounts.

Since the filing of Amendment No. 3 to the GIP Schedule 13D on June 28, 2024, Clearway Energy Group has acquired 98,375 shares of Class C Common Stock in connection with (i) the forfeiture of shares of restricted stock of the Issuer previously granted to certain Clearway Energy Group employees due to termination of service and (ii) the withholding of shares of restricted stock of the Issuer to satisfy tax obligations resulting from the vesting of such restricted stock previously granted by Clearway Energy Group under its Long Term Equity Incentive Program to certain of its employees. Additionally, Clearway Energy Group has disposed of 44,328 shares of Class C Common Stock in connection with a grant under its Long Term Equity Incentive Program to certain of its employees. The result of these transactions is a net acquisition of 54,047 shares of Class C common stock by Clearway Energy Group.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the GIP Transaction was for BlackRock to acquire the business and assets of GIP Parent. GIP Parent acquired the GIP securities described in this Schedule 13D for investment purposes. Following the completion of the GIP Transaction, BlackRock formed BPM and established certain information and decision-making barriers between its business units, such that BPM will report the securities beneficially owned, or deemed to be beneficially owned, by the Reporting Business Units.

With respect to the shares of Class A Common Stock and Class C Common Stock beneficially owned by the GIP Entities (the "GIP Shares"), the information in Item 4 of the GIP Schedule 13D is incorporated herein by reference.

The securities reported herein include certain shares of Class A Common Stock beneficially owned by the Reporting Advisory Subsidiaries that were previously included in a statement on Schedule 13G/A filed with the SEC by BlackRock on July 8, 2024 and certain shares of Class C Common Stock beneficially owned by the Reporting Advisory Subsidiaries that were previously included in a statement on Schedule 13G/A filed with the SEC by BlackRock on January 19, 2024. The Reporting Advisory Subsidiaries did not acquire beneficial ownership of the Reporting Advisory Shares with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. The Reporting Advisory Subsidiaries, as the investment advisers to certain client accounts, continue to hold the Reporting Advisory Shares in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. However, BPM is filing this Schedule 13D because of the GIP Shares as described above in Item 3.

With respect to the Reporting Advisory Shares, each of the Reporting Advisory Subsidiaries may evaluate on a continuing basis its client accounts' investment in the Issuer and BPM expects that such Reporting Advisory Subsidiaries may from time to time acquire or dispose of Class A Common Stock or Class C Common Stock on behalf of such client accounts. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) the Reporting Advisory Subsidiaries' general investment policies with respect to the applicable accounts managed by the Reporting Advisory Subsidiaries; (iv) other investment and business opportunities available to the Reporting Advisory Subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as the Reporting Advisory Subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of BPM to Rows (11) and (13) of the cover page of this Schedule 13D are incorporated herein by reference. None of the Covered Persons beneficially owns any shares of Class A Common Stock or Class C Common Stock.

The aggregate percentages of shares of Class A Common Stock and Class C Common Stock reported as beneficially owned by the Reporting Business Units were calculated based on 34,613,853 and 82,831,652 shares of Class A Common Stock and Class C Common Stock, respectively, issued and outstanding as of October 28, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on October 30, 2024, plus 42,738,750 Class B units and 41,961,750 Class D units beneficially owned by the GIP Entities, as of January 28, 2025, and exchangeable at any time for shares of Class A Common Stock, and shares of Class C Common Stock, in each case, on a one-for-one basis, respectively.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of BPM to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Annex B, attached hereto, sets forth the transactions that were effected by the Reporting Business Units in the Class A Common Stock and Class C Common Stock during the 60-day period ended January 28, 2025. The transactions in the Class A Common Stock and Class C Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.
Other persons with the right to receive dividends or sale proceeds: Except for investment advisory clients of the Reporting Business Units, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Stock and Class C Common Stock, no other person is known by BPM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Common Stock and Class C Common Stock that may be beneficially owned by the Reporting Business Units.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
With respect to the GIP Shares, the information in Item 6 of the GIP Schedule 13D is incorporated herein by reference.

Accounts managed by the Reporting Business Units have entered into short positions (the "Short Positions") with respect to 111,660 shares of Class C Common Stock (representing economic exposure to less than 0.1% of the total issued and outstanding shares of Class C Common Stock, as of January 28, 2025). The Short Positions provide the Reporting Business Units with economic results that are opposite to the economic results of ownership. The lenders of the Short Positions are unaffiliated third-party financial institutions. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class C Common Stock that are the subject of the Short Positions.

Additionally, Accounts managed by the Reporting Business Units have entered into notional principal amount derivative agreements (the "Long Derivative Agreements") in the form of cash-settled swaps with respect to 80,548 shares of Class A Common Stock and 224,136 shares of Class C Common Stock (representing economic exposure to approximately 0.1% and 0.2% of the total issued and outstanding shares of Class A Common Stock and shares of Class C Common Stock, respectively, as of January 28, 2025). The Long Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Class A Common Stock and shares of Class C Common Stock that are the subject of the Long Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class A Common Stock and shares of Class C Common Stock that are the subject of the Long Derivative Agreements. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions. In addition, accounts managed by the Reporting Business Units have entered into notional principal amount derivative agreements (the "Short Derivative Agreements") in the form of cash-settled swaps with respect to 6,847 shares of Class C Common Stock (representing economic exposure to less than 0.1% of the total issued and outstanding shares of Class C Common Stock as of January 28, 2025). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Class C Common Stock that are the subject of the Short Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class C Common Stock that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the shares of Class A Common Stock and the shares of Class C Common Stock that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information in Item 7 of the GIP Schedule 13D is incorporated herein by reference.

Exhibit 12: Power of Attorney, dated January 28, 2025, relating to BPM.
Annex A
Annex B

## Signatures
- BlackRock Portfolio Management LLC: /s/ Julie Ashworth, Attorney-in-Fact (01/30/2025)